Filed by SunTrust Banks, Inc. pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed under Rule 14a-12 under the Securities Exchange Act of 1934, as amended
Subject Company: National Commerce Financial Corporation Exchange Act File Number of Subject Company: 001-16607

This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the merger between SunTrust Banks, Inc. ("SunTrust") and National Commerce Financial Corporation ("NCF"), including future financial and operating results, SunTrust's plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of SunTrust's and NCF's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of SunTrust and NCF stockholders to approve the merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any revenue synergies from the merger may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with clients, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and internationally. Additional factors that could cause SunTrust's and NCF's results to differ materially from those described in the forward-looking statements can be found in the 2003 Annual Reports on Form 10-K of SunTrust and NCF, and in the Quarterly Reports on Form 10-Q of SunTrust and NCF filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission's internet site (http://www.sec.gov). The forward-looking statements in this filing speak only as of the date of the filing, and neither SunTrust nor NCF assumes any obligation to update the forward-looking statements or to update the reasons why actual results could differ from those contained in the forward-looking statements.

Stockholders are urged to read the joint proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information. Stockholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about SunTrust and NCF, without charge, at the Securities and Exchange Commission's internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the Securities and Exchange Commission that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to SunTrust Banks, Inc., 303 Peachtree St., N.E., Atlanta, Georgia 30308; Attention: Investor Relations; or National Commerce Financial Corporation, One Commerce Square, Memphis, Tennessee, 38159; Attention: Investor Relations.

The respective directors and executive officers of SunTrust and NCF and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information regarding SunTrust's directors and executive officers is available in the proxy statement filed with the Securities and Exchange Commission by SunTrust on March 2, 2004, and information regarding NCF's directors and executive officers is available in the proxy statement filed with the Securities and Exchange Commission by NCF on March 17, 2004. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the Securities and Exchange Commission when they become available.

May 10, 2004

[                ]
123 Main Street

Anytown, USA, 12345

Dear (Customer Name):

You may have heard that (bank name) has reached an agreement to join the SunTrust Bank family. We believe this combination means great things for all of our customers. SunTrust has been one of the leading Southeastern U.S. banking institutions for nearly 200 years.

This merger will provide you with greatly increased convenience and an array of new financial products. With 1,723 branches and 2,725 ATMs, the new company will stretch from Miami to Baltimore to Memphis to Savannah. Furthermore, the compatible cultures of our two organizations encourage local decision-making that keeps your banker responsive to your needs.

In the next few months, you will be receiving more news about the additional services and greater convenience that will await you as a customer of SunTrust. For now, though, we want to assure you that nothing has changed. You can still:

–	do your banking at your local branch.

–	find the same knowledgeable professionals there to serve you.

–	access the same products and services you've come to rely on.

And, just as important:

–	Decisions will continue to be made locally by the same experienced team of bankers you've come to know – people who live and work in the communities they serve.

You will be hearing more from us in the coming months with details regarding the transition and any changes to your banking relationship. Meanwhile, we've tried to anticipate your questions and have attached some Q&As to this letter. If we missed your question or you need help, please speak with your (bank name) banker or call 1-800-XXXX. Or visit www.(URL Name).com.

We appreciate your business and are committed to making this transition as rewarding and simple for you as possible.

William R. Reed, Jr.	L. Phillip Humann
President and CEO	Chairman, President, CEO
National Commerce Financial	SunTrust Banks, Inc.

P.S. To get acquainted with all the convenience SunTrust offers, effective May, 15 2004, your (bank name) ATM, check cards and credit cards can be used free of any ATM usage charges in any of SunTrust's 2225 ATMs throughout Florida, Alabama, Georgia, South Carolina, Maryland, Tennessee, Virginia, and the District of Columbia.

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Questions and Answers – NCF Customers

Who is SunTrust?

SunTrust Banks, Inc., with assets of $125.4 billion (Dec. 2003), is one of the Nation's largest and strongest financial services companies. Through its subsidiary, SunTrust Bank, the Company provides the full range of banking services to retail, business and institutional clients. SunTrust also has mortgage banking, credit-related insurance, asset management, brokerage and capital market services.

SunTrust's 1,201 retail branches and 2,225 ATMs are located in Alabama, Florida, Georgia, Maryland, South Carolina, Tennessee, Virginia and the District of Columbia. In addition, SunTrust provides customers with a full range of technology-based services including Internet, PC and Telephone Banking.

Why did you decide to join with SunTrust?

We have been remarkably successful for more than 100 years, but as customer needs continue to expand we believe we can better serve our customers, communities, and shareholders by joining with SunTrust.

SunTrust is a wonderful partner in that we share similar philosophies and values, including the belief that local decision making keeps bankers in tune with and responsive to customer needs. Furthermore, SunTrust offers a wider array of services and more locations across a much larger geographic area. SunTrust has also consistently delivered outstanding returns for shareholders. The time and partner were right for us.

What will happen to my branch?

There is very little branch overlap between our two banks. We expect any branch consolidations to be limited.

Will the people in the branches change?

Because we have so little overlap in branch locations with SunTrust, we expect our branch personnel to stay the same. You will continue to bank as you normally do with the same friendly, knowledgeable bankers that you know today.

May I use SunTrust Branches to transact business with my accounts?

Not at this time. We will begin work immediately to change our systems to allow you to transact business at any of the SunTrust branches in the near future. We will communicate this new convenience when it is available to you.

Will my accounts change?

In the short term, nothing is changing. We expect the majority of changes to focus on the introduction of significantly enhanced financial solutions that provide an even more satisfying customer experience. Please continue to use your existing checks, deposit slips and payment slips as normal. If changes do occur, we will contact you with more information in advance.

A very positive and immediate change...effective May 15, 2004 you can use your ATM card, check card and credit card to get cash from any of the 2,225 SunTrust ATMs...with no ATM usage charges!

What about the interest rate on my loans and CDs? Will there be any changes?

The interest rate and terms will stay the same on your loans. Fixed-rate CDs will have the same rate and term until maturity. You can make a decision about reinvestment then. Variable rate CDs, loans and credit lines, as always, can change rates at any time according to your account agreement.

Do I need to do anything different regarding my loan payments?

Please continue to make payments just as you do now.

Will the FDIC insurance on my deposits be the same?

Yes. Your accounts will continue to be insured up to the maximum amount allowed by law.

When will the merger be effective?

There is no firm date as yet. The merger is subject to shareholder and regulatory approval, among other conditions, and is expected to close in the fourth quarter. However, we want to move at the appropriate speed to bring the benefits of this merger to you as quickly as possible.

Will the name of the bank change?

Yes, the name will change to SunTrust. We are merging with one of the nation's premier bank holding companies, and their reputation for service is as strong as ours. Though the name will change, the people you know will still be here. As part of SunTrust, you will have access to a wider array of products and services, and many more locations to serve you (1723 branches and 2725 ATMs).

Thank you for your business!

Stockholders are urged to read the joint proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information. Stockholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about SunTrust and NCF, without charge, at the Securities and Exchange Commission's internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the Securities and Exchange Commission that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to SunTrust Banks, Inc., 303 Peachtree St., N.E., Atlanta, Georgia 30308; Attention: Investor Relations; or National Commerce Financial Corporation, One Commerce Square, Memphis, Tennessee, 38159; Attention: Investor Relations. The respective directors and executive officers of SunTrust and NCF and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information regarding SunTrust's directors and executive officers is available in the proxy statement filed with the Securities and Exchange Commission by SunTrust on March 2, 2004, and information regarding NCF's directors and executive officers is available in the proxy statement filed with the Securities and Exchange Commission by NCF on March 17, 2004. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the Securities and Exchange Commission when they become available.

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Questions and Answers – SunTrust Customers

Will the name of the bank change?

No. The name will continue to be SunTrust.

Who is National Commerce Financial (NCF)?

NCF is a $23 billion financial services organization with over 500 branches in 14 of the Nation's fastest growing metropolitan areas. NCF operates in different locations under two primary names: National Bank of Commerce and Central Carolina Bank. There is little overlap in our offices, offering SunTrust customers expanded convenience in the places that SunTrust now exists as well as in many new cities in Georgia, Tennessee, South Carolina, North Carolina, Mississippi, Arkansas, and West Virginia.

Why did you decide to join with National Commerce Financial?

NCF is a well-respected and remarkably successful banking organization with talented people and high standards that are a very good fit for SunTrust. Our companies complement each other perfectly in terms of customer focus, geographic coverage and business orientation.

What will happen to my branch?

There is very little branch overlap between our two banks. We expect any branch consolidations to be limited.

Will the people in the branches change?

Because we have so little overlap in branch locations, we expect our branch personnel to stay the same. You will continue to bank as you normally do with the same friendly, knowledgeable bankers that you know today.

May I use their branches to transact business with my accounts?

Not at this time. We will begin work immediately to change our systems to allow you to transact business at any of the their branches. We will communicate this new convenience when it is available to you.

Will my accounts change?

We do not expect any significant changes in accounts or products for existing SunTrust customers. To the extent that there are any changes, we will communicate with you in advance. Please continue to use your SunTrust checks, deposit slips and payment slips as normal. If changes do occur, we will contact you with more information in advance.

A very positive and immediate changeeffective May 15, 2004, you can use your ATM card, check card and credit card to get cash from any of the National Bank of Commerce or Central Carolina Bank ATMs, with no ATM usage charges!

When will the merger be effective?

There is no firm date as yet. The merger is subject to shareholder and regulatory approval, among other conditions, and is expected to close in the fourth quarter. However, we want to move at the appropriate speed to bring the benefits of this merger to you as quickly as possible.

Thank you for your business!

Stockholders are urged to read the joint proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information. Stockholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about SunTrust and NCF, without charge, at the Securities and Exchange Commission's internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the Securities and Exchange Commission that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to SunTrust Banks, Inc., 303 Peachtree St., N.E., Atlanta, Georgia 30308; Attention: Investor Relations; or National Commerce Financial Corporation, One Commerce Square, Memphis, Tennessee, 38159; Attention: Investor Relations. The respective directors and executive officers of SunTrust and NCF and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information regarding SunTrust's directors and executive officers is available in the proxy statement filed with the Securities and Exchange Commission by SunTrust on March 2, 2004, and information regarding NCF's directors and executive officers is available in the proxy statement filed with the Securities and Exchange Commission by NCF on March 17, 2004. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the Securities and Exchange Commission when they become available.